

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2013

<u>Via E-mail</u>
Mr. Kye Abraham
President
LKA International, Inc.
3724 47th Street Ct. N.W.
Gig Harbor, Washington 98335

>   **Re: LKA International, Inc.**
>   **Revised Preliminary Information Statement on Schedule 14C**
>   **Filed January 4, 2013**
>   **File No. 000-17106**

Dear Mr. Abraham:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note the disclosure you added in response to comment 1 of our letter dated December 28, 2012. It appears that the recent bylaw amendment you reference has not been disclosed in a filing with the Commission. Refer to Item 5.03 of Form 8-K. With a view towards disclosure, please advise us where your shareholders can find information regarding the recent bylaw amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tiffany Piland at (202) 551-3589 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director